INVEST IN **SALEEN**

American Supercars



saleen.com Corona, CA

Hardware | B2C | Manufacturing | Transportation | Sports

Highlights

$1M+ Revenue
Earned over the last 12 months

Repeat Founder
Started a prior company with $2M+ in funding or revenue

1. Founded by Steve Saleen, a legendary racer winner of many championships
2. Builder of the "Saleen Mustang" | "The Saleen S7, America's first supercar" | & "The Ford GT"
3. 43 year history with Ford Motor Company
4. 40,000+ high-performance cars produced and sold
5. 25 patents in vehicle design, engineering, and manufacturing
6. $617B luxury-performance market, exploding past $1 trillion by 2030

Team



Steve Saleen Founder SPV Voting Proxy

Steve Saleen is our founder and CEO. A championship-winning race driver turned manufacturer, he built the Ford GT for Ford Motor Company, holds 25 patents across vehicle design, engineering, and production, and earned a business degree from USC.

saleen.com



Charles Arzubiaga Vice President of Finance

Charles Arzubiaga brings 35+ years of accounting and finance experience across private and public companies, primarily in manufacturing and distribution as a department head and team leader. He holds a Business Economics degree from UC Santa Barbara.



Neil Hannemann Board Member

Neil Hannemann sits on Saleen's board. He was Chief Engineer for the Ford GT and spent nearly 20 years at Chrysler, where he engineered the Dodge Viper and ran the Viper GTS/R racing and Dodge NASCAR programs. He later built supercars at McLaren.



Michael Deschenes Board Member

Michael Deschenes sits on Saleen's board. He spent over 37 years as an executive in the automobile industry, most recently as Managing Director of Rampage Products, a Jeep accessory company, from 2006 to 2016.

Memo

Saleen is building the next generation of American performance cars: the Saleen S1, a lightweight mid-engine sports car, and the Saleen S11, its next flagship supercar. These are the Saleen Original Series, designed and built in-house by Saleen.

Saleen S1:



The Saleen S1 is a mid-engine, carbon-bodied sports car, designed, engineered, and built in California.

S1 Specification Highlights:

- 450 hp from a turbocharged inline-four
- 400 lb-ft of torque
- 0 to 60 mph in 3.5 seconds
- 180 mph top speed
- 2,700 lbs curb weight
- Aluminum tub chassis, carbon fiber body
- Dimensions: 174 x 78 x 45.6 (in)
- Mid-engine, rear-wheel drive
- 6-speed manual, paddle-shifted automatic optional

The S1 has already proven itself on track. Saleen ran its own dedicated race series, the Saleen Cup, with a full grid of 20 S1 race cars competing at iconic racetracks across the US. S1 race cars have also competed independently in other race series, winning individual races.

We've started taking reservations for the first batch, the Founder Edition, with fully refundable deposits.

S1 Reservation Link here: https://www.saleen.com/reserve-s1/


0:00 / 1:44


Saleen S1 at Portland International Raceway, Oregon

Saleen S11

The Saleen S11 is our next supercar, currently in development. The full-size clay model is in development and on display at the LeMay – America's Car Museum.


THE DESIGN PROCESS OF A SUPERCAR
SALEEN
S11
TURNING THE VOLUME UP

More details of the S11 will be revealed over the next 12 months, including engine, suspension, aerodynamic, and technical specifications. We expect design freeze by Q1 2027.







Why Saleen

The company is led by its founder and CEO, Steve Saleen. Steve was hired by Ford to oversee the development, certification, and manufacturing of the Ford GT, and more than 4,200 were built. He also holds 25 patents in vehicle design and manufacturing.

Before Ford, Saleen designed and built its own car from scratch, the Saleen S7, America's first supercar. It raced against Ferrari, Corvette, Aston Martin, and Maserati, won over 100 professional races, and won its class at the 24 Hours of Le Mans.

Under its own name, Saleen has built and sold more than 40,000 high-performance cars so far.


SALEEN S7
LEGACY MEETS
PERFORMANCE
Winning Saleen S7 at the 24 Hours of Le Mans


FORD
GT

What We Build Today: The Saleen Signature Series

The Saleen Signature Series is built on Ford Mustang, F-150, and Bronco platforms and generates the majority of Saleen's revenue, $3.57M in FY2026, up 25% year over year.

The 2026 Saleen 302 Mustang – Modern Muscle

The 302 is a Saleen-built performance car based on the Ford Mustang. It is offered as a coupe or a convertible, in three power levels ranging from 490 to 850 horsepower. Every 302 gets Saleen's own suspension, brakes, aerodynamics, and interior.


2026
302 MUSTANG
UP TO 850
HORSEPOWER
BLACK LABEL EDITION
AVAILABLE IN THREE ENGINE OPTIONS
GEN 5 RACECRAFT™ SUSPENSION
SALEEN BRAKES
SALEEN ALLOY WHEELS

The 2026 Saleen SportTruck – Power Meets Utility

The SportTruck is a Saleen-built performance truck based on the Ford F-150. It comes in an on-road and an off-road version, with up to 775 horsepower. Like the 302, it gets Saleen's own suspension, wheels, and interior.


SPORT


UP TO
HORSEPOWER
775
BLACK LABEL EDITION


2026
XRs
OFF-ROAD
AVAILABLE IN THREE ENGINE OPTIONS
GEN 5 RACECRAFT® SUSPENSION
SALEEN BRAKES
SALEEN ALLOY WHEELS

We Already Own the Hardest Thing to Build: Distribution

We believe Saleen has a significant advantage in the marketplace over new competitors because of our existing distribution channels.

We've established a dealership network of selected Ford dealers (Saleen Signature Series) and are continuously expanding as needed. By utilizing these dealers, Saleen has direct access into an existing customer base and provides sales, service and warranty throughout the US.

We also plan to open additional Saleen Premiere dealerships specifically aimed at marketing the Saleen Original Series. Much like the Ford dealers, these are full service dealers that offer financing, service, and warranty.


Saleen Dealership in Irvine, California

Beyond dealerships, Saleen is opening up new stores, expanding on its 3e Center concept — direct-to-consumer showrooms where 3e stands for Entertain, Educate, and Experience. Open to people from all walks of life, each store immerses visitors in the full Saleen brand: the cars, the racing heritage, and the lifestyle, giving Saleen a direct retail channel and a new way to turn enthusiasts into owners.

A $1 Trillion Market by 2030

The luxury premium performance market was worth $617 billion in 2022 and is projected to grow 6.9% annually, surpassing $1 trillion by 2030.

Our brand recognition and reputation position us to seize this growth as we expand our product lines, grow our brand presence, and introduce new models.


SALEEN
U.S. LUXURY CAR MARKET
2026
2031
$718 BILLION
$1 TRILLION


IN 2026
VALUED AT OVER
$718
BILLION
PROJECTED
6.9%
ANNUAL GROWTH
2026-2031
SALEEN'S STRONG BRAND PRESENCE AND REPUTATION POSITION IT TO SEIZE THIS GROWTH, EXPANDING OUR PRODUCT LINES AND INTRODUCING NEW MODELS LIKE THE SALEEN S1 AND ORIGINAL SERIES."

Our plan is to grow the dealer network selling our Signature Series today, and scale the Original Series led by the S1. We project total revenue growing from roughly $12M in 2027 to over $226M by 2031, more than doubling on average each year, with the S1 becoming the primary driver as production ramps. The chart below shows the full picture.


Saleen Revenue Projection
Signature Series (Mustang, Truck, Bronco)
Original Series (S1, S11, S7)
Revenue
$250M
$200M
$150M
$100M
$50M
$0M
$12.3M
$36.8M
$102.5M
$158.0M
$226.8M
2027
2028
2029
2030
2031
Forward-looking projections are estimates and cannot be guaranteed. Last updated 2026 . Assumes corresponding fundraising is completed.


Saleen Vehicle Sales Projection
Signature Series (Mustang, Truck, Bronco)
Original Series (S1, S11, S7)
Units
2,500
2,000
1,500
1,000
500
0
262
625
100
525
1,078
278
800
1,630
530
1,100
2,210
835
1,375
2027
2028
2029
2030
2031
Forward-looking projections are estimates and cannot be guaranteed. Last updated 2026. Assumes corresponding fundraising is completed.

Invest in a Legacy, Fuel the Future

This fundraising round supports the S1 and S11, the launch of Saleen 3e Centers, and continued growth of our dealer network and brand.

An investor in Saleen is not investing in a new car series alone. You are investing in a company that already builds and sells cars, with four decades of racing and manufacturing behind it and the Saleen Original Series ahead of it.

We built America's first supercar. Now we build the next one.

Invest in Saleen today: http://wefunder.com/saleen/invest